UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                      to

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

MARKEL CORPORATION

A Virginia Corporation

IRS Employer Identification Number 54-1959284

4521 Highwoods Parkway

Glen Allen, Virginia 23060

Telephone (804) 747-0136

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements

and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Independent Auditors’ Report

The Board of Directors

Markel Corporation:

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia

May 30, 2003

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (note 3):
Mutual funds	$51,909,955	$57,055,525
Markel Corporation common stock	30,350,904	25,991,673
Participant loans	1,417,057	1,326,146

Total investments	83,677,916	84,373,344

Receivables:
Employer’s contribution	332,364	281,910
Participants’ contributions	267,675	233,463

Total receivables	600,039	515,373

Assets available for benefits	$84,277,955	$84,888,717

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to (deductions from) assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 3)	$(4,866,591)	$(5,611,849)
Interest on participant loans	110,683	112,168
Interest and dividends	909,567	1,591,154

	(3,846,341)	(3,908,527)

Contributions:
Employer’s	4,141,348	3,678,752
Participants’	4,711,810	4,308,885

	8,853,158	7,987,637

Total additions	5,006,817	4,079,110

Deductions from assets attributed to participant distributions and withdrawals	(5,617,579)	(3,971,632)

Net (decrease) increase	(610,762)	107,478
Assets available for benefits:
Beginning of year	84,888,717	84,781,239

End of year	$84,277,955	$84,888,717

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

(a)	Basis of Presentation

The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Participant loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

(b)	Use of Estimates

Accounting principles generally accepted in the United States of America require the Plan Administrator to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

(c)	Investments

The Plan’s investments are stated at fair value. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

Investments in shares of mutual funds are valued according to the net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation/depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

(d)	Income Taxes

The Plan is in receipt of a favorable determination letter dated August 12, 2002, which states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The plan administrator believes the Plan operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(2)	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all North American employees of Markel Corporation and its wholly owned domestic subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc.

(b)	Contributions

Each year, the Company is obligated to contribute to the Plan, subject to service requirements, an amount equal to 6% of each participant’s compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant’s compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation, excluding bonuses, on a pre-tax basis up to a limit of $11,000. In addition, participants that reach age 50 before the close of the Plan Year can elect to make a “catch-up contribution” to the Plan for the Plan Year. The amount of the catch-up contribution is limited to $1,000 for 2002. The allocation of both employer and participant contributions to the various funds is based upon the individual participant’s election. However, one-third of the employer’s contribution, representing up to 3% of a participant’s annual compensation, will be allocated to a restricted Company Stock Fund.

Participant contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $390,866 and $642,959 for the years ended December 31, 2002 and 2001, respectively.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and earnings of the Plan. The posting of earnings is made on a quarterly or more frequent basis.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Vesting and Plan Termination

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s contributions is based on years of service as follows:

Years of vesting service	Vested percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company’s contributions that has not vested at the time of a participant’s withdrawal shall be forfeited by the participant and applied to reduce future Company contributions. For the years ended December 31, 2002 and 2001, forfeited amounts totaled $133,338 and $121,553, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(e)	Payment of Benefits

Upon termination of service, participants may receive a lump sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)	Participant Loans

The Plan contains a provision for loans to participants with the plan administrator’s consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant’s account or under certain conditions up to a maximum of the lesser of $50,000 or 50%. Loans bear interest at a market rate and are repayable in accordance with terms established by the Plan.

(g)	Investment Options

The Plan offers sixteen investment fund options – Markel Corporation Common Stock, the Fidelity Magellan Fund, the Fidelity Puritan Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Money Market Portfolio, the Fidelity Stock Selector Fund, the Fidelity Intermediate Bond Fund, the Fidelity Contrafund, the Fidelity Overseas Fund, the Fidelity Small Capital Independence Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom Income Fund, and the Fidelity Freedom 2000 Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the Company Stock fund, for which participants may change investment options weekly.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

The Plan’s investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 2002 and 2001 representing five percent or more of the Plan’s assets at the end of the respective years:

	December 31, 2002
	Number of shares or units	Fair value

Markel Corporation common stock	147,693	$30,350,904
Mutual funds:
Fidelity Magellan Fund	145,332	11,475,446
Fidelity Puritan Fund	569,705	8,995,646
Fidelity Retirement Money Market Portfolio	7,800,104	7,800,104
Fidelity Equity Income Fund	189,794	7,529,144
Fidelity Intermediate Bond Fund	492,018	5,279,358
Fidelity Stock Selector Fund	272,652	4,520,562

	December 31, 2001
	Number of shares or units	Fair value

Markel Corporation common stock	144,680	$25,991,673
Mutual funds:
Fidelity Magellan Fund	148,759	15,503,611
Fidelity Puritan Fund	510,081	9,013,130
Fidelity Equity Income Fund	177,301	8,646,976
Fidelity Retirement Money Market Portfolio	7,298,110	7,298,110
Fidelity Stock Selector Fund	281,021	5,937,973
Fidelity Intermediate Bond Fund	423,478	4,370,290

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value by $4,866,591 and $5,611,849, respectively, as follows:

	Year ended December 31,
	2002	2001
Markel Corporation common stock	$3,704,199	$(209,287)
Mutual funds:
Fidelity Puritan Fund	(1,015,350)	(543,052)
Fidelity Magellan Fund	(3,759,653)	(2,260,385)
Fidelity Contrafund	(401,110)	(527,288)
Fidelity Equity Income Fund	(1,742,586)	(784,228)
Fidelity Intermediate Bond Fund	191,792	104,782
Fidelity Overseas Fund	(278,794)	(324,460)
Fidelity Stock Selector Fund	(1,298,161)	(1,026,091)
Fidelity Small Capital Independence Fund	(141,680)	30,263
Fidelity Freedom Income Fund	(1,002)	(293)
Fidelity Freedom 2000 Fund	(1,334)	241
Fidelity Freedom 2010 Fund	(29,467)	(19,833)
Fidelity Freedom 2020 Fund	(29,020)	(28,816)
Fidelity Freedom 2030 Fund	(42,470)	(13,122)
Fidelity Freedom 2040 Fund	(21,955)	(10,280)

Net depreciation in fair value	$(4,866,591)	$(5,611,849)

(4)	Administrative Expenses

The administrative expenses of the Plan have been paid by the Company to the Trustee. Expenses paid by the Company totaled approximately $33,404 and $46,511 for the years ended December 31, 2002 and 2001, respectively.

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Assets available for benefits per the financial statements	$84,277,955	$84,888,717
Amounts allocated to withdrawing participants	(2,233)	(409,133)

Assets available for benefits per the Form 5500	$84,275,722	$84,479,584

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
	2002	2001
Benefits paid to participants per the financial statements	$5,617,579	$3,971,632
Add amounts allocated to withdrawing participants at the end of the year	2,233	409,133
Less amounts allocated to withdrawing participants at the end of the prior year	(409,133)	(903,703)

Benefits paid to participants per the Form 5500	$5,210,679	$3,477,062

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6)	Nonparticipant-Directed Investments

Information about the assets available for benefits and the changes in assets available for benefits for the nonparticipant-directed investments as of and for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Changes in assets available for benefits—Markel Corporation common stock:
Interest	$—	$3,539
Net appreciation in fair value of investments	1,861,711	(98,476)
Employer contributions	1,412,112	1,299,057
Distributions of benefits and withdrawals	(1,109,090)	(610,614)

Net increase in assets available for benefits	2,164,733	593,506
Assets available for benefits—Markel Corporation common stock:
Beginning of year	12,942,712	12,349,206

End of year	$15,107,445	$12,942,712

(7)	Related Party Transactions

The Plan owned 147,693 shares of Markel Corporation common stock as of December 31, 2002, which had a cost basis of $15,187,642 and a fair value of $30,350,904. During the year, 17,449 shares of Markel Corporation common stock were purchased at a total cost of $3,492,424 and 14,435 shares, with a cost basis of $1,598,066, were sold for $2,837,392.

Certain Plan investments are shares of mutual funds with Fidelity Investments Institutional Services Company, Inc, an affiliate of the Plan’s trustee, a party-in-interest.

Schedule 1

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Markel Corporation*	147,693 shares of Markel Corporation common stock, cost of $15,187,642	$30,350,904
Mutual funds:
Fidelity Investments*	145,332 shares of Fidelity Magellan Fund	11,475,446
Fidelity Investments*	569,705 shares of Fidelity Puritan Fund	8,995,646
Fidelity Investments*	7,800,104 shares of Fidelity Retirement Money Market Portfolio	7,800,104
Fidelity Investments*	189,794 shares of Fidelity Equity Income Fund	7,529,144
Fidelity Investments*	492,018 shares of Fidelity Intermediate Bond Fund	5,279,358
Fidelity Investments*	272,652 shares of Fidelity Stock Selector Fund	4,520,562
Fidelity Investments*	98,060 shares of Fidelity Contrafund	3,785,122
Fidelity Investments*	52,931 shares of Fidelity Overseas Fund	1,164,479
Fidelity Investments*	34,666 shares of Fidelity Small Capital Independence Fund	461,057
Fidelity Investments*	30,064 shares of Fidelity Freedom 2010 Fund	343,937
Fidelity Investments*	21,427 shares of Fidelity Freedom 2030 Fund	219,412
Fidelity Investments*	13,645 shares of Fidelity Freedom 2020 Fund	145,181
Fidelity Investments*	18,941 shares of Fidelity Freedom 2040 Fund	110,997
Fidelity Investments*	4,182 shares of Fidelity Freedom Income Fund	44,327
Fidelity Investments*	3,196 shares of Fidelity Freedom 2000 Fund	35,183

Total mutual funds		51,909,955
Participant loans*	$1,417,057 in loan receivables from participants with interest rates of prime + 1% or 2%	1,417,057

Total investments		$83,677,916

*	Party-in-interest

See accompanying independent auditors’ report.

Schedule 2

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of assets	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
None

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

		By:	/s/ PAMELA J. PERROTT
Administrative Committee Member

Date:	June 25, 2003